

May 4, 2011

<u>Via E-mail</u>
Mr. Richard Rudman
Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, Maryland

> **Re:** **Vocus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-51644**

Dear Mr. Rudman:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 3. Legal Proceedings, page 26

1. You disclose that you believe that you have obtained adequate insurance coverage or rights to indemnification, or where appropriate, have established reserves in connection with your legal proceedings. With regards to your insurance coverage, contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure. Assets and liabilities should not be offset in a statement of financial position or for disclosure purposes (i.e., reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1. Tell us how you are considering and accounting for any potential insurance proceeds as offsetting any related litigation or settlement claim liabilities for recognition and disclosure purposes.

2.   In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Stock-Based Compensation. Page F-11

3.   We note your disclosure that the expected term of your options is determined based on the midpoint between the vesting date and the end of the contractual terms of the award. Please explain why you have not used historical option exercise data in determining your expected term. In this regard, we note that 2.1 million options have been exercised during the past 5 years since you have become a public entity. Further, tell us what consideration you gave to including the disclosures required by SAB No. 110 when using the simplified method.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant